BLUE MOUNTAIN RESOURCES INC.

245 Marcus Blvd.

Hauppauge, NY 11788

May 29, 2008

United States

Securities and Exchange Commission

RE	Blue Mountain Resources, Inc. Item 4.01, Form 8-K Filed April 11, 2008 Form 8-K/A Filed May 20, 2008 File 333-143694

Dear Mr. Hiller:

Form 8-K/A filed May 20, 2008

Item 4.01 Changes in registrant’s Certifying Accountant

1.	We note your Form 8-K amendment responding to prior comment 1. Please further amend your Form 8-K to include the date that your former independent accountant was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. In addition, file as Exhibit 16.1 to your next Form 8-K/A an updated letter from your former accountant stating whether it agrees or disagrees with the statements in your next Form 8-K/A insofar as they relate to its firm. Please be sure the letter contains a new date.

We have noted your comments and have filed our form 8-K/A to make the appropriate disclosures and update the Exhibit.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Bruce Weitzberg
Bruce Weitzberg
Chief Executive Officer